SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A/A

(Amendment No. 1)

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

Universal American Financial Corp.

(Name to be changed to Universal American Corp.)

[Exact name of registrant as specified in its charter]

New York	11-2580136
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Six International Drive, Rye Brook, New York	10573
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered:	Name of each exchange on which each class is to be registered:
Common Stock, par value $0.01 per share	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☒.

If this form relates to the registration of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐

Securities Act registration statement file number to which this form relates: N/A

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of class)

This registration statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of Universal American Financial Corp. (the “Company”). This registration statement is filed with the Securities and Exchange Commission (the “SEC”) in connection with the filing by the Company on October 9, 2007 of an application to list the Common Stock on the New York Stock Exchange.

Item 1. Description of Registrant’s Securities to be Registered.

Set forth below is a description of the material terms of our capital stock. This description is not complete and is qualified by reference to our certificate of incorporation (including our certificates of amendment designating the rights and preferences of our preferred stock), as amended, and our bylaws, as amended. Copies of these documents have been filed with the SEC as exhibits to our periodic reports and are incorporated by reference into this registration statement.

Authorized Capital Stock

Our authorized capital stock consists of 200,000,000 shares of Common Stock, par value $0.01 each, 3,000,000 shares of Preferred Stock, par value $1.00 each, and 30,000,000 shares of non-voting Common Stock, par value $0.01 per share.

Common Stock

Voting Rights. All holders of Common Stock are entitled to one vote in person or by proxy for each share of Common Stock held by such shareholder, but no proxy may be voted on after three years from its date, unless the proxy provides for a longer period. The vote of the holders of a majority of the stock represented at a meeting at which a quorum is present is generally required to take stockholder action, unless a greater vote is required by law. The holders are not entitled to cumulative voting in the election of directors. Directors are elected by plurality vote.

Dividends, Distributions and Stock Splits; Liquidation. Holders of the Company’s Common Stock are entitled to receive such dividends as may be declared by the board of directors from time to time from funds legally available therefor (subject to covenants contained in debt instruments to which we are a party) and, in the event of liquidation, to share pro rata in any distribution after the payment in full of all creditors.

Fully Paid. All shares of common stock outstanding are fully paid and nonassessable.

Other Rights. Holders of common stock have no redemption or conversion rights and no preemptive or other rights to subscribe for our securities.

Preferred Stock

Our board of directors has the authority to issue 30,000,000 shares of undesignated preferred stock. As of the date of this registration statement, 30,473 shares of series A preferred stock are outstanding and  144,527 shares of series B preferred stock are outstanding. We may issue preferred stock from time to time in one or more series, without stockholder approval, when authorized by our board of directors.

Any or all of the rights of our preferred stock may be greater than the rights of our common stock. Our preferred stock may be issued in series, and the number, designations, relative rights (including voting rights), preferences and limitations of shares of each such series is fixed by our board of directors. To date, our board of directors has duly authorized and approved, and created and provided for the issuance of, two series of preferred stock, in the amount and with the designation, preferences, voting powers, and relative, participating, optional and other special rights, as set forth below. Our board of directors’ ability to authorize, without stockholder approval, the issuance of preferred stock with conversion and other rights, may affect adversely the rights of holders of our common stock or other series of preferred stock that may be outstanding.

The following description of our preferred stock does not purport to be complete and is qualified in its entirety by reference to our certificate of incorporation, as currently amended.

Series A Participating Convertible Preferred Stock

The board of directors has designated 300,000 shares of preferred stock as series A preferred stock. Subject to the exceptions described below, each share of series A preferred stock ranks equally in all respects and has the same rights, powers and preferences, and the same qualifications, and limitations, as our series B preferred stock:

Rank.    The series A preferred stock ranks (i) senior and prior to our common stock and each other class or series of our equity securities, whether currently issued or issued in the future, that by its terms ranks junior to the series A preferred stock (whether with respect to payment of dividends, rights upon liquidation, dissolution or winding up of our affairs, or otherwise) (ii) on a parity with each other class or series of our equity securities, whether currently issued or issued in the future, that do not by their terms expressly provide that they rank senior to or junior to the series A preferred stock whether with respect to payment of dividends, rights upon liquidation, dissolution or winding up of our affairs, or otherwise (all of such equity securities are collectively referred to herein as the “Parity Securities”), and (iii) junior to each other class or series of our equity securities, whether currently issued or issued in the future, that by their terms rank senior to the series A preferred stock.

Dividends.    Holders of shares of series A preferred stock are entitled to participate equally and ratably with the holders of shares of common stock in all dividends and distributions paid on the shares of common stock as if, immediately prior to each record date for payment of such dividend or distribution on the common stock, the shares of series A preferred stock then outstanding were converted into shares of common stock.

Liquidation Preference.    In the event that we voluntarily or involuntarily liquidate, dissolve or wind up, the holders of shares of series A preferred stock are, with respect to each such share of series A preferred stock, entitled to receive the greater of (i) (A) prior to the first anniversary of the original issuance in respect of such share of series A preferred stock, $2,000 per share and (B) on or after the first anniversary of the original issuance in respect of such share of series A preferred stock, $1.00 per such share of series A preferred stock, in each case plus an amount equal to any dividends or distributions payable thereon and remaining unpaid thereon and (ii) at any time, the payment such holders would have received had such holders, immediately prior to our liquidation, dissolution or winding up, converted such share of series A preferred stock into shares of common stock, in each case before any payment or distribution is made on any shares of common stock. Neither a consolidation or merger nor a sale or transfer of all or any part of our assets for cash, securities or other property, is considered a liquidation, dissolution or winding up.

Voting Rights.    Holders of shares of series A preferred stock are not entitled to vote on any matter submitted to a vote of our shareholders, but are entitled to prior written notice of, and are entitled to attend and observe, all special and annual meetings of our shareholders. Notwithstanding the foregoing and so long as any shares of series A preferred stock are outstanding, we will not, without the written consent or affirmative vote by holders of at least a majority of the outstanding shares of series A preferred stock, voting as a single and separate class: (i) amend, alter or repeal any provision of our certificate of incorporation (by any means, including by merger, consolidation, reclassification, or otherwise) so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of the series A preferred stock; or (ii) increase the authorized or issued number of shares of series A preferred stock.

Merger or Consolidation.    Unless approved by holders of the shares of series A preferred stock, we will not merge or consolidate into, or sell, transfer or lease all or substantially all of our property to any other entity, unless the successor, transferee or lessee entity (i) expressly assumes the due and punctual performance and observance of each and every covenant and condition described above to be performed and observed by us and (ii) expressly agrees to exchange, at the holder’s option, shares of series A preferred stock for shares of the surviving entity’s capital stock on terms substantially similar to the terms described above.

Conversion upon Transfer.    Any share of series A preferred stock owned by any equity investor or any affiliate of an equity investor shall not be convertible into common stock so long as such share of series A preferred stock is owned by such equity investor or such affiliate of an equity investor. At any time when a share of series A preferred stock is not or ceases to be owned by an equity investor or an affiliate of an equity investor, such share of series A preferred stock, without any further action or deed on our part or any other individual, entity or group, shall automatically convert into the number of fully paid and non-assessable shares of common stock determined by dividing (A) $2,000 by (B) the conversion price in effect at the time of conversion. The initial conversion price is $20.

Series B Participating Convertible Preferred Stock

The board of directors has designated 300,000 shares of preferred stock as series B preferred stock. Subject to the exceptions described below, each share of our series B preferred stock ranks equally in all respects and has the same rights (including with respect to dividends), powers and preferences (including liquidation preference), and the same qualifications, limitations and restrictions as our series A preferred stock.

Voting Rights.    In addition to the voting rights described above, holders of our series B preferred stock may vote with holders of our common stock (together as one class) on all matters submitted for a vote of holders of our common stock. Holders of our series B preferred stock are entitled to a number of votes equal to the number of votes to which the shares of our common stock issuable upon conversion of such shares of series B preferred stock would have been entitled if such shares of common stock had been outstanding at the time of the applicable record date.

Right to Convert. A holder of our series B preferred stock has the right, at any time and from time to time, to convert any or all of such holder’s shares of series B preferred stock into the number of fully paid and non-assessable shares of common stock determined by dividing (A) $2,000 by (B) the conversion price in effect at the time of conversion. The initial conversion price is $20.

We have the right to require the holder of each share of our series B preferred stock, from and after the first anniversary of the date of original issuance of such share, from time to time, at our option, to convert such share of series B preferred stock into fully paid and non-assessable shares of our common stock at the applicable conversion price. The number of shares of common stock into which one share of the series B preferred stock shall be convertible shall be determined by dividing (A) the preferred share price by (B) the conversion price in effect at the time of conversion.

Non-Voting Common Stock

Subject to the exceptions described below, each share of our non-voting common stock ranks equally in all respects and has the same rights, powers and preferences, and the same qualifications, limitations and restrictions as our common stock.

Dividends.    Holders of our non-voting common stock shall be entitled to receive dividends and distributions on parity in all respects with holders of our common stock; provided, however, that if holders of shares of our common stock become entitled to receive a distribution or dividend of shares of our common stock, holders of our non-voting common stock shall be entitled to receive, in lieu of shares of common stock, shares of non-voting common stock.

Voting Rights.    Except as set forth below, holders of shares of our non-voting common stock shall not be entitled to vote on any matter submitted to a vote of our shareholders, but shall be entitled to prior written notice of, and entitled to attend and observe, all special and annual meetings of our shareholders. So long as any shares of non-voting common stock are outstanding, we shall not, without the written consent or affirmative vote at a meeting called for that purpose by holders of at least a majority of the outstanding shares of our non-voting common stock, voting as a single and separate class:

•                  amend, alter or repeal any provision of our certificate of incorporation so as to, or in a manner that would, adversely affect the preferences, rights, privileges or powers of our non-voting common stock; or

•                  increase the authorized or issued number of shares of our non-voting common stock.

Merger or Consolidation.    We will not merge or consolidate into, or sell, transfer or lease all or substantially all of our property to, any other entity, unless the successor, transferee or lessee entity, as the case may be (if not us), (i) expressly assumes the due and punctual performance and observance of each and every covenant and condition to be performed and observed by us and (ii) expressly agrees to exchange, at the holder’s option, shares of our non-voting common stock for shares of the surviving entity’s capital stock on terms substantially similar to the terms described herein.

Conversions upon Transfer.    At any time when a share of our non-voting common stock is not or ceases to be owned by an initial holder or an affiliate of an initial holder, such share of non-voting common stock, shall without the requirement of any further action on our part or any other person, automatically convert into one fully paid and non-assessable share of our common stock.

Dividend Restrictions

In connection with the acquisition of MemberHealth, Inc. on September 21, 2007, we entered into a credit agreement to finance the cash portion of the acquisition consideration. This agreement contains a “restricted payments” covenant that prohibits the payment of dividends in excess of $125,000,000 in the aggregate in the event that a “rating condition” exists. A rating condition will exist if we do not have a corporate rating of BBB- or higher by Standard & Poors or do not have a corporate rating by S&P. If no rating condition exists, we may pay dividends so long as we are in compliance with the consolidated leverage ratio test contained in the credit agreement.

The indentures governing our outstanding debentures limit our ability to pay dividends if we fail to make the required interest payments under the debentures.

Transfer Agent and Registrar

The transfer agent and registrar for the shares of our Common Stock is American Stock Transfer & Trust Co.

New York Anti-Takeover Law and Certain Charter and Bylaw Provisions

Our certificate of incorporation, bylaws and the New York Business Corporation Law (“NYBCL”) contain certain provisions that could discourage potential takeover attempts and make it more difficult for stockholders to change management or receive a premium for their shares.

New York Law. We are subject to the NYBCL. Section 912 of the NYBCL, entitled “Requirements Relating to Certain Business Combinations,” and Article 16, entitled “Security Takeover Disclosure Act,” contain anti-takeover provisions. Among other things, Section 912 of the NYBCL prohibits a publicly held New York corporation from engaging in a “business combination” with an “interested shareholder” for a period of five years after the date of the transaction in which the person became an interested shareholder, unless one of the following conditions is met:

•                  the business combination is approved by a majority of the non-interested shareholders;

•                  the transaction in which such person became an interested shareholder was approved by the board of directors of the corporation; or

•                  the cash and other consideration to be delivered to the holder of each are of common stock of the corporation meets the minimum value criteria determined in accordance with the statute.

As used in Section 912:

•                  a “business combination” includes a merger, an asset sale and any other transaction resulting in a financial benefit to the shareholder; and

•                  an “interested shareholder” is a person who, together with affiliates and associates, owns (or, in the case of affiliates and associates of the issuer, did own within the last five years) 20% or more of the corporation’s voting stock.

Among other things, Article 16 of the NYBCL requires specified persons making a tender offer or a takeover bid for outstanding shares of certain New York corporations to file a registration statement with the New York State Attorney General and with the corporation for whose stock the tender offer is being made. The statute imposes additional requirements to takeover bids not subject to the requirements of Section 14(d) of the U.S. Securities Exchange Act. As used in Article 16, “takeover bid” means the acquisition of or offer to acquire, pursuant to a tender offer or request or invitation for tenders, any equity security of a target company, if after acquisition, the offeror would, directly or indirectly, be a beneficial owner of more than five percent of any class of the issued and outstanding equity securities of such target company. A “takeover bid” does not include:

•                  bids made by a dealer for his or her own account in the ordinary course of business of buying and selling such security;

•                  an offer to acquire such equity security solely in exchange for other securities, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, in good faith and not for the purpose of avoiding this Section, and not involving any public offering of such other securities within the meaning of the Securities Act;

•                  any other offer to acquire an equity security, or the acquisition of such equity security pursuant to such offer, for the sole account of the offeror, from not more than fifty offerees, in good faith and not for the purpose of avoiding provisions of this article; or

•                  any offer where, prior to making the offer, the offeror owns a majority of the voting equity securities of the target company.

Charter Provision. Our certificate of incorporation, as amended, provides that in the event that it is proposed that we enter into a merger or consolidation with any other corporation and such other corporation or its affiliates singly or in the aggregate own or control directly or indirectly 5% or more of the outstanding voting power of our capital stock, or that we shall sell substantially all of our assets or business to such other corporation, the affirmative vote of the holders on not less than 66 2/3% of the total voting power of all of our outstanding shares of capital stock shall be required for the approval of any such proposal, provided, however, that the foregoing shall ot apply to any such merger, consolidation or sale of assets or business which was approved by resolutions of or board of directors prior to the acquisition of the ownership or control of 5% of our outstanding shares by such other corporation or its affiliates, nor shall it apply to any such merger, consolidation or sale of assets or business between us and another corporation 50% or more of the total voting power of which is owned by us. This could have the effect of deterring an acquisition proposal.

Limitation of liability; indemnification. Pursuant to the statues of the State of New York, a director or officer of a corporation is entitled, under specified circumstances, to indemnification by the corporation against reasonable expenses, including attorneys’ fees, incurred by him in connection with the defense of a civil or criminal proceeding to which he has been made, or threatened to be made, a party by reason of the fact that he was such a director or officer. In certain circumstances, indemnity is provide against judgments, fines and amounts paid in settlement. In general, indemnification is available where the director or officer acted in good faith, for a purpose such director or officer reasonably believed to be in the best interest of the corporation. Specific court approval is required in some cases. The foregoing statement is qualified in its entirety by reference to Sections 715, 717 and 721 through 725 of the NYBCL.

As permitted by Sections 722 and 723 of the NYBCL, Article 6 of our by-laws requires us to indemnify to the greatest extent allowable by law, each of our directors, officers and employees and persons serving as an officer, director, employee or agent of another corporation at our request, against liability, whether by judgment or settlement, and reasonable expenses, including attorneys’ fees, necessarily incurred in defending any action or proceeding brought or threatened against him, by reason of his service as such officer, director, employee or agent.

Our certificate of incorporation, as amended, supplements the indemnification rights of directors under our by-laws so that none of our directors shall be held personally liable to us or to our shareholders for damages for any breach of duty while acting as a director, unless (a) it is found, by a judgment of a court of competent jurisdiction, of by other adjudication, (i) that said breach of duty, whether an act or omission, was committed in bad faith, or involved intentional misconduct or knowing violation of law; (ii) that said director personally gained a financial profit or other advantage to which the director was not legally entitled; or (iii) that the director’s acts violated Section 719 of the NYBCL; or (b) that the act or omission was committed before the adoption of such provision on October 16, 1988.

Item 2. Exhibits.

Not applicable.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

Universal American Financial Corp.

By:	/s/ Mitchell J. Stier
Mitchell J. Stier, Senior Vice President and General Counsel

Dated: November 29, 2007